

Mail Stop 3720

October 7, 2009

Masao Yamamoto
Chief Executive Officer
PPOL, INC.
3070 Bristol St.
Suite 440
Costa Mesa, CA 92626

Re: **PPOL, INC.**
           Item 4.01 Form 8-K
           Filed October 2, 2009
           File No. 0-50065

Dear Mr. Yamamoto:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K filed October 2, 2009</u>

1. Amend your filing to disclosure whether the board of directors recommended or approved the decision to change accountants.

2. Revise your filing to provide the disclosures required by Paragraphs a(1)(ii), a(1)(iii), and a(1)(iv) of Item 304 of Regulation S-K. Also provide the disclosures required by Paragraph a(1)(v) if applicable.

3. In your amended filing include the Exhibit 16 letter of your former independent registered public accounting firm as required by Paragraph (a)(3) of Item 304 of Regulation S-K.

     As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please file your response on Edgar. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions, please contact me at (202) 551-3364.

                                         Sincerely,

                                         Michael Henderson
                                         Staff Accountant